SunCoke Energy, Inc.

1011 Warrenville Road, 6th Floor

Lisle, IL 60532

July 20, 2011

Mr. Jay Ingram

Ms. Jessica Kane

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 4631

Washington, D.C. 20549

Re:	SunCoke Energy, Inc.
Registration Statement on Form S-1
File No. 333-173022

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, SunCoke Energy, Inc. (the “Registrant”) hereby requests acceleration of effectiveness of the Registration Statement on Form S-1 (File No. 333-173022) so that it will be declared effective at 5:30 p.m. Washington, D.C. time on Wednesday July 20, 2011, or as soon thereafter as practicable.

In connection with the foregoing request for acceleration of effectiveness, the Registrant hereby acknowledges the following:

•

Should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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The Registrant may not assert the Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (630) 824-1906 with any questions you may have concerning this request. In addition, please contact the undersigned when this request for acceleration has been granted.

Very truly yours,

/s/ Denise R. Cade

Denise R. Cade
Senior Vice President, General Counsel and Corporate Secretary